March 1, 2010


By U.S. Mail and Facsimile to (847) 615-4091


Mr. Edward J. Wehmer
President and Chief Executive Officer
Wintrust Financial Corporation
727 North Bank Lane
Lake Forest, Illinois 60045

Re:	Wintrust Financial
File No. 000-21923
Form 10-K for the fiscal year ended December 31, 2008
      Definitive Schedule 14A filed April 20, 2009
Form 10-Q for the period ended March 31, 2009
Form 10-Q for the period ended June 30, 2009
Form 10-Q for the period ended September 30, 2009


Dear Mr. Wehmer:

      We have reviewed your responses to our comment letter to you
dated February 26, 2010.   We have the following accounting
comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





1. We note your response to our comment 6 of our comment letter to
you dated February 26, 2010.   Please tell us and address the
following in your future filings:
* Tell us whether you have noticed an increase in construction or commercial loans that have been extended at maturity, for which you have not considered impaired due to the existence of guarantees. If so, tell us about the types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent.
* Disclose in detail how the company evaluates the financial wherewithal of the guarantor. Address the type of financial information reviewed, how current and objective the information reviewed is and how often the review is performed.
* Address how the Company evaluates the guarantor`s reputation and how this translates into its determination of the ultimate provision or charge-off recorded.
* Address how the guarantor`s reputation impacts the Company`s ability to seek performance under the guarantee.
* Address how many times the Company has sought performance under the guarantee discussing the extent of the successes; and
* Address how the Company evaluates the guarantor`s willingness to work with the Company and how this translates into its determination of the ultimate provision or charge-off recorded.

Further, when the impaired loan is carried at a value that is in excess of the appraised value due to the guarantee from the borrower, address in detail how the Company evaluates and determines the realizable value of the borrower guarantee. Address the Company`s willingness to enforce the guarantee.



      * * * * * * * * * * * * *



      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please
provide,
in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with
respect to the filing;   and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Christina Harley, at 202-551-3695 or Marc D. Thomas at 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434
with
any other questions.



						Sincerely,



						Michael Clampitt
						Senior Attorney